

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

Eugenio Gigogne
Chief Financial Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re:** **Corpbanca**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2011**
> **Filed May 16, 2012**
> **Responses Dated October 19, 2012 and April 2, 2013**
> **File No. 001-32305**

Dear Mr. Eugenio Gigogne:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company

Classification of Banks and Loans; Provisions for Loan Losses, page 92

1. We note your response to comments 6 and 17 regarding your specific allowance calculation as well as your accounting policy disclosure beginning on page F-24. Please address the following:

- With respect to your "A1 to B4" rated loans, clarify whether the specific allowance percentage assigned on an individual basis to each client is determined based on the estimated incurred loan loss equation provided in your response and revise your future filings accordingly to clarify.

- With respect to your "C" risk category loans, clarify how your impairment policy for individually significant loans complies with paragraph 64 of IAS 39 given that you appear to be measuring impairment collectively for loans in each risk category rather than on an individual basis. In this regard you state that the calculation of the allowance percentage for "C" risk category loans is based mainly on the fair value of the collateral adjusted for the estimated cost to sell, however you appear to be applying fixed allowance percentages to loans classified within each risk category (e.g., 2% for C1 classified loans, 10% for C2 classified loans, etc.). It is unclear how this methodology would appropriately measure impairment on each individually significant loan unless each loan in a respective risk category had the same loan-to-value (LTV) ratio and estimated costs to sell. Please explain and revise your future filings to clarify.

- In your response also explain how you are able to assert that you have not recognized impairment in excess of losses determined on the basis of objective evidence about the loan when the impairment is not based on the fair value of the collateral underlying each individual loan. Refer to paragraphs E.4.5 and E.4.6 of IASB Staff Implementation Guidance on IAS 39. For example, could a loan classified as C2 have an allowance recorded based on a 10% loss, but the fair value less cost to sell of the underlying collateral result in only a 5% loss as of the same measurement date?

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-10

Note 26 – Net Foreign Exchange Income (Losses), page F-91

2.   We note your response to prior comment 21 and that the total foreign exchange loss recognized in income related to cash flow hedges was Ch$16.9 million. We further note your response to comment 19 that the ineffective portion of income from cash flow hedges included in Note 26 was Ch$139 million. IAS 39, beginning at paragraph 95 and paragraph 27 of IAS 21 state that the exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge are recognized initially in other comprehensive income to the extent that the hedge is effective. Please reconcile these amounts for us as you reference both as being recognized in the foreign exchange losses on cash flow hedges during 2011 and only the amount related to an ineffective cash flow hedge should be recognized in income.

Note 27 – Provision for Loan Losses, page F-92

3.   We note your response to comment 22 that the difference in the provision established and released when combined was only Ch$22 million. However, we were unable to understand why separately these line items – provision established and provision released – were different in the tables on pages F-55 and F-93 and why the amounts that flowed through the allowance would be smaller. For example, the established provision on page F-55 totaled Ch$94.2 million and the total on page F-93 excluding the bank's amount was Ch$108.7 million. Please explain to us and clarify in future filings these differences. Also, if this relates to direct charge-offs, disclose the amount under your allowance rollforward on page F-55.

You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 if you have questions.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant